

May 30, 2012

Via E-mail
Mr. Bradley M. Colby
Chief Executive Officer
American Eagle Energy Corporation
2549 W. Main Street, Suite 202
Littleton, Colorado 80120

> **Re: Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-50906**

Dear Mr. Colby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.   Since you are engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X, you must provide the disclosures prescribed in Items 1202 through 1208 of Regulation S-K.

Financial Statements

Note 3 – Acquisition of American Eagle Energy Inc., page F-16

2.   We note you identified the company as the legal and accounting acquirer of America Eagle Energy Inc. (AEE Inc.), even though the shareholders of AEE Inc. appear to have retained a controlling equity interest in the company subsequent to the merger. Please

submit the analysis that you performed in making this determination and any additional information necessary to understand how your accounting conforms with FASB ASC 805-10-55-12 and 55-13.

Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-34

3.   On page F-35 you state that an independent petroleum engineering firm estimated your oil and gas reserves as of December 31, 2011. Please obtain and file a report from that firm as an exhibit to your Form 10-K with all of the information prescribed in Item 1202(a)(8) of Regulation S-K.

4.   Please disclose costs incurred and results of operations by geographic area as required by FASB ASC 932-235-50-19 and 50-22; also present your results of operations with the level of detail required by FASB ASC 932-235-50-23.

5.   We note your disclosure indicating you used year-end oil and gas prices to compute the standardized measure of discounted future net cash flows. The guidance in FASB ASC 932-235-50-31 requires you to apply the prices used in estimating proved oil and gas reserves in computing this measure while Rule 4-10(a)(22)(v) of Regulation S-X requires you to apply a 12-month average of prices when estimating proved oil and gas reserves. Therefore, it appears you may need to revise your measures and disclosures to conform.

6.   Tell us whether the proved oil and gas reserves you report on page F-35 were estimated using 12-month average prices for oil and natural gas; and if not, submit the revisions necessary to comply with FASB ASC 932-10-S99-1(a)(22)(v).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief